SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is entered into as of October 19, 2009, between Landbank Acquisition LLC, a Delaware limited liability company (the “Seller”), Landbank, LLC, a California limited liability company (“Landbank, LLC”) and Woodman Management Corporation, a California corporation and Europa International, Inc., a corporation organized under the laws of the Cayman Islands (each a “Purchaser” and together the “Purchasers”).

W I T N E S E T H:

WHEREAS, Seller desires to sell to Purchasers, and Purchasers desire to buy from Seller, 79,311,256 shares (the “Shares”) of common stock, par value $0.0001 per share (the “Common Stock”) of Trist Holdings, Inc. (the “Company”), representing approximately 88.87% of Company’s issued and outstanding Common Stock to be divided among the Purchasers as set forth in Exhibit A.

WHEREAS, Seller agrees to assign to Purchasers all notes and liabilities due the Seller or its wholly-owned subsidiary Landbank, LLC from the Company in each case as set forth in Exhibit A (collectively, the “Debt”).

NOW, THEREFORE, in consideration of and subject to the mutual agreements, terms and conditions herein contained the receipt and sufficiency of which are hereby acknowledged, Seller and Purchasers agree as follows:

1.           SUBSCRIPTION FOR AND PURCHASE OF SHARES

1.1           Purchase of Shares and Notes.   Subject to the terms and conditions set forth herein, Purchasers hereby agree to purchase, and Seller hereby agrees to sell, assign, transfer and deliver to Purchasers, (i) the Shares and (ii) the Debt for an aggregate consideration of $165,000 (the “Purchase Price”).

1.2           Closing Date. The closing of the transactions contemplated hereby shall take place at the offices of Stubbs Alderton & Markiles, LLP, 15260 Ventura Blvd., 20th Floor, Sherman Oaks, California 91403, at 10:00 a.m. PDT, on October 5, 2009, or at such other location, date and time, as may be agreed upon between Purchasers and Seller, or by facsimile or other electronic means (such closing being called the “Closing” and such date and time being called the “Closing Date”).

1.3           Delivery.  At the Closing, (i) Seller shall deliver to Stubbs Alderton & Markiles, LLP any and all certificates representing the Shares medallion guaranteed and endorsed for transfer to the Purchaser(s) and two separate Stock Power Separate From Certificate (in the form attached as Exhibit C hereto) transferring and assigning to each Purchaser that number of Shares as noted on Exhibit A, (ii) Seller shall deliver to Purchasers an assignment countersigned by the Company assigning all of Seller’s right and interest in the Registration Rights Agreement between Seller and the Company to Purchasers, (iii) upon confirmation of receipt of the items noted in (i) by Stubbs Alderton & Markiles, LLP, the Purchasers shall deliver the Purchase Price by wire transfer of immediately available funds to the account designated in Exhibit B, and (iv) Seller and Landbank, LLC shall deliver to Purchasers any and all promissory notes evidencing the Debt, endorsed for transfer to the Purchaser(s), an assignment of debt (in the form attached as Exhibit D) transferring and assigning all Debt to the Purchasers.

2.           REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchasers that:

2.1           Organization.  Seller is a limited liability company duly organized and validly existing under the laws of the State of Delaware and is in good standing under such laws.  Landbank, LLC is a limited liability company duly organized and validly existing under the laws of the State of California and is in good standing under such laws.  Company is a corporation duly organized and validly existing under the laws of the State of Delaware and is in good standing under such laws.  Each of Seller, Landbank, LLC and Company has the requisite corporate power to own and operate its properties and assets, and to carry on its business as presently conducted.  Company is qualified to do business as a foreign corporation in each jurisdiction in which the ownership of its property or the nature of its business requires such qualification, except where the failure to be so qualified would not reasonably be expected to have a material adverse effect on the business, assets, liabilities, operations or conditions (financial or otherwise) of Company and its subsidiaries, taken as a whole (a “Material Adverse Effect”).  Purchasers acknowledge that Company has no business or operations.

2.2           Authorization.  Each of Seller, Landbank, LLC and Company has taken all corporate action necessary for the authorization, execution, delivery and performance of this Agreement and the sale and delivery of the Shares and the Debt.  This Agreement constitutes the legal, valid, and binding obligation of each of Seller and Company enforceable in accordance with its terms, except to the extent limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws of general application related to the enforcement of creditors’ rights generally and (b) general principles of equity, and except that enforcement of rights to indemnification contained herein may be limited by applicable federal or state laws or the public policy underlying such laws, regardless of whether enforcement is considered in a proceeding in equity or at law.

2.3           No Conflict.  The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit under any provision of, Company’s Amended and Restated Certificate of Incorporation or Bylaws, as amended, Seller’s Certificate of Formation or Operating Agreement, as amended, Landbank, LLC’s Articles of Organization or Operating Agreement, as amended, or any mortgage, indenture, lease or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Company, Seller or Landbank, LLC or any of their properties or assets.

2.4           Capitalization.  (a) The authorized capital stock of Company consists solely of (i) 2,000,000,000 shares of Common Stock, of which 89,239,920 shares are issued and outstanding, and (ii) zero shares of preferred stock, par value $0.0001 per share, none of which are issued and outstanding.  All of the issued and outstanding shares of Common Stock, including the Shares, have been duly authorized and validly issued and are fully paid and nonassessable and are not subject to any preemptive rights.

(b)  Except for certain options, all of which have been cancelled, the Company has not issued or granted any outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Company’s capital stock, any other commitments or agreements providing for the issuance of additional shares of Company’s capital stock, the sale of treasury shares or for the repurchase or redemption of shares of Company’s capital stock or any obligations arising from canceled stock of Company.  Except for the Registration Rights Agreement between Seller and the Company, there are no agreements of any kind which may obligate Company to issue, purchase, register for sale or re-sale, redeem or otherwise acquire any of its securities or interests.  The sale of the Shares will not give rise to any preemptive rights or rights of first refusal on behalf of any person in existence on the date hereof.  There are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to Company. There are no outstanding securities of Company, or contracts binding on Company relating to such securities, that give to their holders anti-dilution protections or similar rights. The issuance of the Shares will not give any other holder of Company’s securities the right to receive as a result of such issuance any additional securities or property or change any material rights enjoyed with respect to such securities.

(c) There are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Shares known to the Company.

(d) Landbank, LLC is a wholly-owned subsidiary of Seller.

2.5           Compliance With Securities Laws.  Subject to and in reliance on the truth and accuracy of Purchasers’ representations and warranties set forth in this Agreement, the offer and sale of the Shares is exempt from the registration requirements of the Securities Act and any applicable state securities laws and neither Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

2.6           SEC Documents.  Company has timely filed all required reports, schedules, forms, statements and other documents with the Securities and Exchange Commission (the “SEC”) since December 31, 2008 (the “SEC Documents”).  As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder, and, except to the extent that information contained in any SEC Document has been revised or superseded by a later document filed with the SEC and made publicly available prior to the date of this Agreement, none of the SEC Documents contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Company’s financial statements included in the SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved and fairly present the consolidated financial position of Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operation and cashflows for the periods then ending in accordance with GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments and the absence of footnotes).  Except as disclosed in financial statements included in the SEC Documents, neither Company nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of Company and its consolidated subsidiaries or in the notes thereto and which would reasonably be expected to have a Material Adverse Effect.

2.7           Absence of Certain Changes or Events.  Since the date of Company’s Quarterly Report on Form 10-Q filed on August 6, 2009, which contains unaudited financial statements of Company prepared in accordance with the requirements of Form 10-Q, (a) Company has conducted its business in the ordinary course and (b) there has not been any action taken and there has not been any event which would require Company to amend or supplement any of the SEC Documents or to file a Current Report on Form 8-K.  Schedule 2.7 sets forth (i) the aggregate accounts payable, liabilities and other obligations of Company expected to be accrued through October 5, 2009, and (ii) the aggregate accounts payable, liabilities and other obligations of Company not expected to be accrued through October 5, 2009 but known to Company (including to any director, officer or employee of Company).  Schedule 2.7, and shall be updated on and as of the Closing Date by mutual agreement of the parties.

2.8           Governmental and Like Consents.  No consent, approval or authorization of or designation, declaration or filing with any governmental authority on the part of Company or Seller is required in connection with the valid execution and delivery of this Agreement, the offer or sale of the Shares or the consummation of any other transaction contemplated hereby, except such filings as may be required to be made with the SEC, the Over-the-Counter Bulletin Board or under applicable state securities laws.

2.9           Litigation.  Except as disclosed in the SEC Documents, there is no suit, action, or proceeding pending or affecting Seller or Company or any of its subsidiaries that, individually or in the aggregate, would reasonably be expected to (a) have a Material Adverse Effect, (b) impair Seller’s or Company’s ability to perform its obligations under this Agreement or (c) prevent the consummation of any of the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any governmental entity or arbitrator outstanding against Seller or Company or any of its subsidiaries having, or which, insofar as reasonably can be foreseen in the future have, any such effect.

3.           REPRESENTATIONS AND WARRANTIES OF PURCHASERS

Each Purchaser hereby severally, but not jointly, represents and warrants to Seller and the other Purchaser as follows:

3.1           Organization. Such Purchaser is duly organized and validly existing under the laws of the jurisdiction of its incorporation, with all requisite corporate power and authority to own, lease and operate their properties and to conduct their business as presently conducted.

3.2           Authority. Such Purchaser has taken all corporate action necessary for the authorization, execution, delivery and performance of this Agreement.  This Agreement has been duly executed and delivered by such Purchaser and constitutes the legal, valid and binding obligation of such Purchaser, enforceable in accordance with its terms, except to the extent limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws of general application related to the enforcement of creditors’ rights generally and (b) general principles of equity, and except that enforcement of rights to indemnification contained herein may be limited by applicable federal or state laws or the public policy underlying such laws, regardless of whether enforcement is considered in a proceeding in equity or at law.

3.3           Investment.  Such Purchaser is acquiring the Shares for investment for its own account, not as a nominee or agent, and not with a view to, or for resale in connection with, any distribution thereof.  Such Purchaser understands that the Shares have not been registered under the Securities Act and are being issued pursuant to an exemption from the registration requirements of the Securities Act.

3.4           Accredited Investor Status.  Such Purchaser is an “accredited investor” within the meaning of Regulation D promulgated under the Securities Act and is (a) fully capable of evaluating the risks and merits associated with the execution of this Agreement and the purchase of the Shares, without qualification, and (b) able to bear the economic risk of its investment in the Shares, hold the Shares for an indefinite period of time and afford a complete loss of its investment.

3.5           Restricted Securities.   Such Purchaser understand that the Shares are restricted securities under the Securities Act and that under the Securities Act and applicable regulations promulgated thereunder the Shares may be resold without registration under the Securities Act only in certain limited circumstances.  Purchasers are familiar with Rule 144 promulgated by the SEC, as presently in effect, and understand the resale limitations imposed thereby and by the Securities Act.

3.6           Adverse Claims. Such Purchaser (nor any of its principal stockholders or directors or executive officers) has never been party to (a) any adverse action brought by the Securities and Exchange Commission or any similar state agency; (b) any material criminal proceeding regarding the purchase or sale of securities or other crimes, excluding only misdemeanor crimes; or (c) filed bankruptcy proceedings within the past five years.

4.           CONDITIONS PRECEDENT TO CLOSING

4.1           Conditions to Obligations of Purchasers.  Purchasers’ obligation to purchase the Shares pursuant to this Agreement is subject to the satisfaction or waiver, at or prior to the Closing Date, of each of the following conditions:

(a)           Representations and Warranties. The representations and warranties of Seller under Section 2 of this Agreement shall be true, complete and correct on and as of the Closing Date, with the same effect as though such representations and warranties had been made on and as of such date, and Seller shall have certified to such effect to Purchasers in writing.

(b)           No Order Pending.  There shall be no order, ruling, judgment or decree in effect, including of any regulatory agency, which would enjoin or prohibit the transactions contemplated hereby.

(c)           Delivery of Transfer Documents. Seller and/or Landbank, LLC shall have delivered (i) a stock certificate or stock certificates representing the Shares medallion guaranteed and endorsed for transfer to the Purchaser(s) and two separate Stock Power Separate From Certificate (in the form attached as Exhibit C hereto) transferring and assigning to each Purchaser that number of Shares as noted on Exhibit A, (ii) an assignment all of Seller’s rights under the Registration Rights Agreement between Seller and the Company, executed by the Company and Seller, and (iii) any and all promissory notes evidencing the Debt, endorsed for transfer to the Purchaser(s) and an assignment of debt (in the form attached as Exhibit D) transferring all Debt to the Purchasers.

(d)           Agreements, Conditions and Covenants.  Seller shall have performed or complied in all respects with all agreements, conditions and covenants required by this Agreement to be performed or complied with by it on or before the Closing Date.

(e)           Company Operations.  Company shall have performed or complied in all respects with the following conditions and convenants:

(i)           Company shall have operated its business, if any, prior to the Closing in the normal and ordinary course consistent with past practices, and hereby agrees to take all necessary steps to ensure that Company does not incur any material liabilities.

(ii)           Company shall have provide Purchasers and their representatives with access to financial and other information relating to Company as may be reasonably necessary in order for Purchasers to make informed decisions as to the viability of the business arrangements contemplated herein.

(iii)           Between the date hereof and 11:59 p.m. (Pacific Daylight Time) on October 5, 2009, or such earlier or later time and date as Purchasers and Seller mutually agree in writing to the termination hereof (the “Expiration Date”), neither Company nor any of its officers, directors, employees, agents, advisors or controlled affiliates nor Seller shall have taken any action to solicit, initiate, seek, encourage or support any inquiry, proposal or offer from, furnish any information to, or participate in any discussions and/or negotiations with, any corporation, partnership, person or other entity or group (an “Entity”) (other than discussions with Purchasers) regarding any acquisition of Company, any merger or consolidation or any similar transaction with or involving Company, or any acquisition of any material portion of the stock or assets of Company (each, a “Competing Transaction”).  Any such negotiations (other than negotiations with Purchasers) which were in progress as of the date hereof will have been terminated or suspended during such period.

(iv)           The foregoing subsection (iii) shall not prohibit the Company’s Board of Directors may furnish information to, and enter into discussions and/or negotiations with, any Entity who makes (and does not withdraw) an unsolicited, written proposal or offer regarding a Competing Transaction if: (1) Company’s Board of Directors has concluded in good faith, after consultation with its outside legal counsel, that such action is required in order for Company’s Board of Directors to comply with its fiduciary obligations to Company’s stockholders under applicable law; (2) (x) at least one (1) business day prior to furnishing any such information to, or entering into discussions and/or negotiations with, such Entity, Company gives Purchasers written notice of Company’s intention to furnish information to, or enter into discussions and/or negotiations with, such Entity, and (y) Company receives from such Entity an executed confidentiality agreement; and (3) contemporaneously with furnishing any such information to such Entity, Company furnishes such information to Purchasers (to the extent such information has not been previously furnished by Company to Purchasers).  Company will have notified Purchasers promptly, and in any event within one (1) business day, after receipt by Company (or any of its officers, directors, employees, agents, advisors or controlled affiliates) of any proposal or offer for, or inquiry respecting, any Competing Transaction or any request for information in connection with such a proposal, offer or inquiry, or for access to the properties, books or records of Company by any Entity that informs Company that it is considering making, or has made, such a proposal, offer or inquiry.  Such notice to Purchasers must have indicated in reasonable detail the identity of the Entity making such proposal, offer or inquiry and the terms and conditions of such proposal, offer or inquiry.  Thereafter Company shall have provided Purchasers as promptly as practicable oral and written notice setting forth all such information as is reasonably necessary to keep Purchasers informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such proposal, offer, inquiry or request.  In no event will Company have entered into an agreement (other than a confidentiality agreement as provided above) concerning any such Competing Transaction prior to the Expiration Date.

(e)           Other Closing Conditions.  The following closing conditions must also have been satisfied, or otherwise waived by Purchasers:

(i)           Company shall have obtained and delivered to Purchasers a Form 8-K announcing a change in control to be filed following the Closing;

(ii)          Company shall have no liabilities exceeding schedule 2.7;

(iii)         Company shall have no outstanding unresolved SEC issues;

(iv)         Company shall have no operating business;

(v)          Company shall have had no disagreements with its independent auditors or legal counsel; and

(vi)         Company shall have no liens, security interests, encumbrances or other obligations on or in respect of any of its property or assets and shall cause all existing UCC financial statements to have been terminated.

4.2           Conditions to Obligations of Seller and Landbank, LLC.  The obligation of Seller and Landbank, LLC to sell and transfer the Shares and Debt pursuant to this Agreement is subject to the satisfaction or waiver at or prior to the Closing Date of the following conditions:

(a)           Representations and Warranties. The representations and warranties of Purchasers under Section 3 of this Agreement shall be true, complete and correct on and as of the Closing Date, with the same effect as though such representations and warranties had been made on and as of such date.

(b)           No Order Pending.  There shall be no order, ruling, judgment or decree in effect, including of any regulatory agency, which would enjoin or prohibit the transactions contemplated hereby.

(c)           Agreements, Conditions and Covenants.  Purchasers shall have performed or complied in all respects with all agreements, conditions and covenants required by this Agreement to be formed or complied with by it on or before the Closing Date.

5.           COVENANTS

5.1           The parties will use their reasonable best efforts to complete the transactions contemplated hereby no later than October 2, 2009.  At Closing, the parties will deliver such documentation as may be reasonably requested by the other party’s counsel to effect the transactions contemplated herein.

5.2           The directors of Company prior to the Closing will compromise and settle all amounts of any kind due and owing to them by Company for any reason whatsoever, without qualification, through and including the Closing Date, and Company’s Interim President shall have certified to such effect, and shall have provided written evidence thereof, to Purchasers in writing.

6.           TERMINATION

6.1           Termination.  This Agreement may be terminated only as follows:

(a)           at any time by mutual agreement of Seller and Purchasers; or

(b)           by Purchasers, by providing written notice to Company at any time (i) after the Expiration Date, if the Closing shall not have occurred on or before that date, so long as Purchasers are not then in material breach of its obligations hereunder, or (ii) if Seller shall have materially breached its obligations under this Agreement and shall have failed to cure such breach within ten (10) days following written notice thereof, or (iii) if, on or before the Expiration Date, Seller shall have communicated to Purchasers (whether in writing or otherwise) its intention to enter into a Competing Transaction; or

(c)           by Seller, by providing written notice to Purchasers (i) after the Expiration Date, if the Closing shall not have occurred on or before that date, so long as Seller is not then in material breach of its obligations hereunder, or (ii) if Purchasers shall have materially breached its obligations under this Agreement and shall have failed to cure such breach within ten (10) days following written notice thereof, or (iii) at any time on or before the Expiration Date, by providing written notice to Purchasers of its intention to enter into a Competing Transaction.

6.2           Effect of Termination.  In the event of termination of this Agreement by either Company or Purchasers as provided in Section 6.1, this Agreement will forthwith become null and void and there will be no liability or obligations on the part of Seller, on the one hand, or Purchasers, on the other hand, or any of their respective affiliates, officers, directors or shareholders.

7.           MISCELLANEOUS

7.1           Representations and Warranties. The representations and warranties of Seller and Purchasers shall not survive beyond the Closing.

7.2           Waiver, Amendment.  Neither this Agreement nor any provisions hereof shall be waived, modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, modification, change, discharge or termination is sought.

7.3           Assignability.  Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either Company or Purchasers, without the prior written consent of each other party.

7.4           Section and Other Headings.  The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

7.5           Governing Law.  This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of California, without regard to principles of conflicts of laws thereof.

7.6           Counterparts.   This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

7.7           Notices.  All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid:

(a)	if to Purchasers:

Woodman Management Corporation 3940 Laurel Canyon Blvd., Suite 327 Studio City, CA 91604 Attn: David Weiner

Europa International, Inc. 1114 Avenue of the Americas 45th Floor New York, NY 10036 Attn: Fred Knoll

(b)	if to Seller:

Landbank Acquisition LLC 7040 Hayvenhurst Ave Van Nuys, CA 91406-7040 Attn: John Genesi

7.9           Binding Effect.  The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, permitted successors and assigns.

IN WITNESS WHEREOF, Seller and Purchasers have executed this Agreement as of the date first written above.

Landbank Acquisition LLC

By:	/s/ Doug Gravink
Name: Doug Gravink
Title: Member

By:	/s/ Gary Hewitt
Name: Gary Hewitt
Title: Member

Landbank, LLC
By:	Landbank Acquisition LLC

By:	/s/ Doug Gravink
Name: Doug Gravink
Title: Member

By:	/s/ Gary Hewitt
Name: Gary Hewitt
Title: Member

WOODMAN MANAGEMENT CORPORATION

By:	/s/ David Weiner
Name: David Weiner
Title: President

EUROPA INTERNATIONAL, INC.

By:	/s/ Fred Knoll
Name: Fred Knoll
Knoll Capital Management
Investment Manager for Europa Int’l, Inc.

Exhibit A
Purchasers

	Shares	Notes[1]	Related Party Liability[2]
Woodman Management
Corporation	39,655,628	250,000	$168,259

Europa International, Inc.	39,655,628	250,000	$168,259

Total	39,655,628	$500,000	$336,518

1) On December 31, 2007, the Company executed a Demand Promissory Note (the “Note”) payable to Seller in the principal amount of $500,000 with simple interest on the unpaid principal from the date of the note at the rate of eight percent (8%) per annum.   The Note is due on demand.  At Closing, the Note shall be assigned by Seller to Purchasers in accordance with the allocated principal amounts shown above.  Each Purchaser shall also acquire the right to receive a pro rata amount of all accrued but unpaid interest.

2) Represents amount of expenses incurred by Landbank, LLC, a wholly-owned subsidiary of the Company, since January 1, 2008 and owed to Landbank, LLC by the Company.  This amount will be represented by a Revolving Promissory Note at the Closing (the “Revolving Note”). The Revolving Note shall be assigned by Landbank, LLC to Purchasers in accordance with the allocated principal amounts shown above.